April 28, 2011

Northwestern Mutual Series Fund, Inc.

720 East Wisconsin Avenue

Milwaukee, WI 53202

Gentlemen:

In my capacity as Assistant Secretary of Northwestern Mutual Series Fund, Inc. (the “Company”), I have acted as counsel for the Company in connection with Post-Effective Amendment No. 42 to the Registration Statement on Form N-1A (the “Registration Statement”) filed or to be filed with the Securities and Exchange Commission under the Securities Act of 1933 with respect to the Common Stock of the Company. The Company is authorized to issue sixty billion (60,000,000,000) Shares of Common Stock, par value $0.01 per share. I have examined the Articles of Incorporation and By-Laws of the Company and the proceedings taken and instruments executed in connection with the authorization and proposed issuance of said Common Stock and have also examined such other corporate records, certificates and other documents and such questions of law as I have considered necessary or appropriate for the purposes of this opinion. On the basis of such examination, it is my opinion that:

1.	The Company is a corporation duly incorporated and validly existing under the laws of the State of Maryland.

2.	The authorized and unissued shares of Common Stock of the Company covered by the Registration Statement to be sold by the Company, upon due sale and delivery thereof and payment therefor by the specified purchasers thereof in accordance with the Registration Statement, will be legally issued, fully paid and nonassessable.

I have reviewed the Company’s Post-Effective Amendment No. 42 and, in accordance with Rule 485(b)(4) under the Securities Act of 1933, hereby represent that the Post-Effective Amendment does not contain disclosures which would render it ineligible to become effective pursuant to Rule 485(b).

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ LESLI M. MCLINDEN

Lesli M. McLinden
Assistant Secretary
Northwestern Mutual Series Fund, Inc.